Exhibit 99.1

IM Cannabis Announces Receipt of Court Action

Toronto, Ontario and Glil Yam, Israel, November 27, 2023/CNW/ -- IM Cannabis Corp. (CSE: IMCC) (NASDAQ: IMCC) (the “Company” or “IMC”), a leading medical cannabis company with operations in Israel and Germany announces that a complaint was in the Ontario Superior Court of Justice in Canada by Michael Wiener, 35 Oak Holdings Ltd. and MW Investments Ltd. (collectively the “MYM Shareholder Plaintiffs”) against IMC Cannabis Corp. and its board of directors and officers, (collectively, “IMC”). A copy of this complaint was delivered to IMC on November 17, 2023.

The complaint claims that IMC made misrepresentations in its disclosures prior to the IMC/MYM transaction in 2021.  MYM Shareholder Plaintiffs are claiming damages that amount to approximately 15 million dollars.

IMC has reviewed the complaint and believes that the allegations are without merit. IMC plans to vigorously defend itself against the allegations. IMC’s policy is not to discuss pending litigation.

About IM Cannabis Corp.

IMC (Nasdaq: IMCC) (CSE: IMCC) is an international cannabis company that provides premium cannabis products to medical patients in Israel and Germany, two of the largest medical cannabis markets. The Company has recently exited operations in Canada to pivot its focus and resources to achieve sustainable and profitable growth in its highest value markets, Israel and Germany. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

The IMC ecosystem operates in Israel through its commercial relationship with Focus Medical Herbs Ltd., which imports and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution centers, and logistical hubs in Israel that enable the safe delivery and quality control of IMC’s products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients. Until recently, the Company also actively operated in Canada through Trichome Financial Corp and its wholly owned subsidiaries, where it cultivated, processed, packaged, and sold premium and ultra-premium cannabis at its own facilities under the WAGNERS and Highland Grow brands for the adult-use market in Canada. The Company has exited operations in Canada and considers these operations discontinued.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking information or forward-looking statements under applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”). All information that addresses activities or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “likely” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements relating to the allegations against the Company by MYM Shareholder Plaintiffs and the likelihood of the complaint and its resolution.

Forward-looking information in this press release are based on certain assumptions and expected future events, namely: the Company having the ability to maintain Canadian Securities Exchange and NASDAQ Capital Market’s continued listing requirements; the Company focusing on Israel and Germany; the Company will amplify its commercial and brand power and become a global high-quality cannabis player; and the Company having the ability to adhere to the stated terms and proposed uses and benefits of the debt, including the Company’s goals of ensuring access to medicinal cannabis and meeting the needs of current and future patients.

Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include: the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the Company's inability to continue to meet the listing requirements of the Canadian Securities Exchange and the NASDAQ Capital Market; any unexpected failure to maintain its licenses in good standing or renew them; the Company’s inability to focus on Israel and Germany; the effect of the Israel-Hamas War on the Company’s operations; changes to the classification of cannabis in Israel; the inability of the Company to amplify its commercial and brand power to become a global high-quality cannabis player; and the Company’s inability to adhere to the stated terms and proposed uses and benefits of the debt, including the Company’s goals of ensuring access to medicinal cannabis and meeting the needs of current and future patients.

Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made.

The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Company Contacts:

Anna Taranko, Director Investor & Public Relations
IM Cannabis Corp.
+49 157 80554338
a.taranko@imcannabis.de

Oren Shuster, Chief Executive Officer
IM Cannabis Corp.
info@imcannabis.com

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